EXHIBIT 99.1

Company Contact: Dave Faulkner Cimetrix, Incorporated Phone: (801) 256-6500 Fax: (801) 256-6510 dave.faulkner@cimetrix.com	Editorial Contact: Stew Chalmers Positio Public Relations Phone: (818) 681-3588 Fax: (408) 453-2404 stew@positio.com

For Immediate Release

Cimetrix Reports Third Quarter Results

•                  Third consecutive quarter of positive net cash provided by operating activities

•                  31% increase in total revenues year-over-year

•                  Solid incremental growth in software revenues

SALT LAKE CITY, Utah - November 14, 2007 - Cimetrix, Inc. (OTC: CMXX), a leading provider of factory automation software and solutions for the global semiconductor and electronics industries, announced today financial results for its third quarter, fiscal year 2007.

Third Quarter Results

The company posted total quarterly revenue of $1,630,000, up 31% from a year ago. This development can be attributed to an increase in new software licenses, software license updates and product support, as well as the continued growth of the company’s professional services business. Historically, the third quarter of the year is the slowest period for new software license revenue. However, Cimetrix obtained some robust machine shipments from its growing equipment maker customer base. Also during this quarter, Cimetrix strengthened its professional services team to better serve its customers.  As a result, revenue from the professional services business unit more than doubled year-over-year as Cimetrix continues to expand its OEM Solution Center capabilities.

Total operating costs and expenses in the third quarter increased 18% percent to $1,835,000 from $1,560,000 in the year-ago quarter. This increase in operating expenses was primarily associated with the increase in the cost of revenues as well as general and administrative costs. Specifically, the increase in general and administrative costs was associated with initial expenses incurred while implementing internal controls for Sarbanes-Oxley 404 compliance - a requirement for Cimetrix this year.  Sales and marketing had a nominal increase year-over-year, while research and development was flat, consistent with the Company’s earlier expectations.

Cimetrix reported a net loss of $225,000, or less than $0.01 per basic and diluted share, in the third quarter versus a net loss of $325,000, or $0.01 per basic and diluted share, in the year-ago quarter.  Included in the net loss was $118,000 in non-cash depreciation and amortization, $92,000 in non-cash charges associated with the Company’s adoption of SFAS 123R, share-based compensation, and $22,000 in interest expense.

“We were generally satisfied with the growth and progress of our company, particularly our professional services group, and we achieved major milestones across the board in virtually every department,” noted Bob Reback, president and CEO.  “Our biggest challenge moving forward is managing the growth of our business while maintaining quality and customer relationships.  In the third quarter, we faced some challenges as we implemented internal controls to comply with Sarbanes-Oxley 404, recruited additional staff to support our growth, and competed aggressively to win new business.”

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Nine Month Results

Nine-month revenue increased 19% to $4,807,000 from $4,045,000 in the same period last year.  Total operating costs and expenses increased 11% to $5,432,000 from $4,897,000 in the year-ago period.  Cimetrix reported a net loss of $678,000, or $0.02 per basic and diluted share, versus a net loss of $878,000, or $0.03 per basic and diluted share, for the first nine months of 2007.  Included in the net loss was $344,000 in non-cash depreciation and amortization, $294,000 in non-cash charges associated with the Company’s adoption of SFAS 123R, share-based compensation, and $61,000 in interest expense.  Net cash provided by operating activities was $73,000 for the nine months ended September 30, 2007.

About Cimetrix Incorporated

Cimetrix designs, develops, markets and supports factory automation software for the global semiconductor and electronics industries.  Cimetrix’s connectivity software allows equipment manufacturers to quickly implement the SECS/GEM standards, with over 10,000 connections shipped worldwide.  It also provides solutions to meet the 300mm SEMI communications standards, with OEM customer installs in all major 300mm fabs, and products designed for the new Interface A standards.  Cimetrix’s PC-based motion control software is used by leading equipment manufacturers for demanding robotic applications. Cimetrix provides total solutions for its customers with engineering services and passionate technical support. Major products include CIMConnect, CIM300, CIMPortal and CODE (Cimetrix Open Development Environment).  For more information, please visit www.cimetrix.com.

Safe Harbor Statement

The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The comments made by the Company’s senior management in regards to future developments are based on current expectations and involve risks and uncertainties that may adversely affect expected results including, but not limited to, the adoption by chip makers of the Interface A standards specified by SEMI, an independent industry trade group, market acceptance of the Company’s products, the competitive position of the Company and its products, which include CODE, CIMConnect, CIM300 and CIMPortal product families, the economic climate in the markets in which the Company’s products are sold, technological improvements, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission. Many of these factors are beyond the control of the Company. Reference is made to the Company’s most recent filings on Forms 10-K and 10-Q, which detail such risk factors.

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Consolidated Statement of Operations

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
Revenues:
New software licenses	$728,000	$684,000	$1,838,000	$1,954,000
Software license updates and product support	312,000	272,000	862,000	813,000
Software revenues	1,040,000	956,000	2,700,000	2,767,000
Professional services	590,000	287,000	2,107,000	1,278,000
Total revenues	1,630,000	1,243,000	4,807,000	4,045,000
Operating costs and expenses:
Cost of revenues	739,000	545,000	2,172,000	1,669,000
Sales and marketing	302,000	287,000	890,000	870,000
Research and development	259,000	256,000	765,000	809,000
General and administrative	417,000	365,000	1,261,000	1,227,000
Depreciation and amortization	118,000	107,000	344,000	322,000
Total operating costs and expenses	1,835,000	1,560,000	5,432,000	4,897,000
Loss from operations	(205,000)	(317,000)	(625,000)	(852,000)
Other income (expense)
Interest and other income	2,000	10,000	8,000	28,000
Interest expense	(22,000)	(18,000)	(61,000)	(54,000)
Total other expense	(20,000)	(8,000)	(53,000)	(26,000)
Loss before income taxes	(225,000)	(325,000)	(678,000)	(878,000)
Provision for income taxes	—	—	—	—
Net Loss	$(225,000)	$(325,000)	$(678,000)	$(878,000)
Loss per common share:
Basic	$(0.01)	$(0.01)	$(0.02)	$(0.03)
Diluted	$(0.01)	$(0.01)	$(0.02)	$(0.03)
Weighted average number of shares outstanding:
Basic	31,927,000	31,927,000	31,927,000	31,927,000
Diluted	31,927,000	31,927,000	31,927,000	31,927,000

Consolidated Balance Sheets

	September 30,	December 31,
	2007	2006
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$320,000	$313,000
Accounts receivable, net	1,354,000	1,337,000
Inventories	9,000	11,000
Prepaid expenses and other current assets	46,000	45,000
Total current assets	1,729,000	1,706,000
Property and equipment, net	135,000	177,000
Intangible assets, net	314,000	563,000
Goodwill	64,000	64,000
Other assets	29,000	28,000
Total assets	$2,271,000	$2,538,000

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$317,000	$153,000
Accrued expenses	550,000	378,000
Deferred revenue	490,000	614,000
Notes payable — related parties	157,000	—
Notes payable	298,000	25,000
Total current liabilities	1,812,000	1,170,000
Long-term liabilities:
Notes Payable — related parties	—	154,000
Notes payable	—	292,000
Total long-term liabilities	—	446,000
Total liabilities	1,812,000	1,616,000
Stockholders’ equity:
Common stock, $.0001 par value, 100,000,000 shares authorized; 31,952,432 shares issued	3,000	3,000
Additional paid-in capital	31,968,000	31,753,000
Treasury stock, 25,000 at cost	(49,000)	(49,000)
Accumulated deficit	(31,463,000)	(30,785,000)
Total stockholders’ equity	459,000	922,000
Total liabilities and stockholders’ equity	$2,271,000	$2,538,000